--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                               ------------------

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

[_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number:  001-01011


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  401(K) PROFIT SHARING PLAN OF CVS CORPORATION

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 CVS CORPORATION
                                  ONE CVS DRIVE
                              WOONSOCKET, RI 02895
                               ------------------

                              REQUIRED INFORMATION

THE 401(K) PROFIT SHARING PLAN OF CVS CORPORATION (THE PLAN) IS SUBJECT TO THE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF (ERISA). ATTACHED HERETO IS A COPY OF THE MOST RECENT FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

--------------------------------------------------------------------------------

                  401(K) PROFIT SHARING PLAN OF CVS CORPORATION
                        FINANCIAL STATEMENTS AND SCHEDULE
                           DECEMBER 31, 2001 AND 2000

                                    CONTENTS

                                                                                                         Page
                                                                                                         ----
INDEPENDENT AUDITOR'S REPORT .........................................................................     2

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Plan Benefits ........................................     3

         Statements of Changes in Net Assets Available for Plan Benefits .............................     4

         Notes to financial statements ...............................................................     5

SUPPLEMENTARY SCHEDULE:

         Schedule of Assets Held for Investment Purposes at End of Year ..............................    12

SIGNATURE ............................................................................................    15

EXHIBIT INDEX ........................................................................................    15

         Exhibit 23 - Consent of Independent Accountants .............................................    16

                          INDEPENDENT AUDITORS' REPORT

The Administrative Committee of the 401K Profit Sharing Plan
CVS Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the 401K Profit Sharing Plan of CVS Corporation (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 14, 2002

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000

                                                    2001               2000
                                           -----------------  ----------------
Assets:
  Investments:
     Guaranteed Insurance Contracts       $      205,877,671       176,656,187
     Equities                                    312,270,274       433,440,391
     Investments in pooled funds                 461,178,542       425,859,590
     Loans to participants                        36,764,062        33,888,185
                                           -----------------  ----------------
                                               1,016,090,549     1,069,844,353
                                           -----------------  ----------------
  Receivables:
     Interest                                      1,421,152         1,402,444
     Dividends                                     1,177,884         1,891,770
     Employer contributions                        1,814,905         2,339,014
     Employee contributions                        6,260,270         8,016,077
                                           -----------------  ----------------
                                                  10,674,211        13,649,305
                                           -----------------  ----------------

    Total assets                               1,026,764,760     1,083,493,658
                                           -----------------  ----------------

Liabilities:

  Accrued expenses and other liabilities           4,945,217         5,963,379
                                           -----------------  ----------------

Net assets available for plan benefits    $    1,021,819,543     1,077,530,279
                                           =================  ================

See accompanying notes to financial statements.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2001 and 2000


                                               2001                  2000
                                         ------------------  ------------------
Additions:
  Interest income                      $         13,843,248          14,590,526
  Dividend income                                12,410,444           9,907,883
  Employer contributions                         27,511,936          22,800,468
  Employee contributions                        107,101,765         101,689,666
  Realized gains (losses)                       (21,767,039)         42,145,527
  Unrealized gains (losses)                    (124,142,192)        (15,139,872)
  Net forfeitures                                   229,418              97,536
                                         ------------------  ------------------

    Total additions                              15,187,580         176,091,734
                                         ------------------  ------------------
Deductions:
  Benefits paid to participants                  64,180,924          76,796,270
  Administrative expenses                         6,044,456           6,356,219
  Other deductions                                  672,936           1,005,362
                                         ------------------  ------------------

    Total deductions                             70,898,316          84,157,851
                                         ------------------  ------------------

Net increase (decrease) for the year            (55,710,736)         91,933,883

Net assets beginning of the year              1,077,530,279         985,596,396
                                         ------------------  ------------------

Net assets end of the year             $      1,021,819,543       1,077,530,279
                                         ==================  ==================


See accompanying notes to financial statements.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(1)    Plan Description

       The following description of the 401K Profit Sharing Plan of CVS Corporation (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    Background

              The Plan is a defined contribution plan established as of January 1, 1989. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the Plan Committee) of not less than three persons appointed by the board of directors (the board of directors) of CVS Corporation (CVS). In accordance with the provisions of the Plan, the Plan Committee has appointed an Administrator, Buck Consultants (the Administrator), and a Trustee, Bank of New York (the Trustee). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Committee and the Administrator. The Trustee also reports to the Plan's management regarding investments and changes in those investments.

       (b)    Eligibility

              Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

              . The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee, or

              . Completion of 12 months of service beginning on the employee's enrollment date with at least 1,000 hours worked, or

              . Completion of at least 1,000 hours of service in the course of one calendar year.

       (c)    Contributions

              Effective January 1, 1990, participants may elect to have CVS contribute to their accounts from 1% to 15% of the compensation that would otherwise be due them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant's total elective deferrals for any calendar year may not exceed 15% of annual compensation or the maximum allowed by the Internal Revenue Code (the Code), whichever is less, as specified in the Plan document. The maximum elective deferrals allowed by the Code were $10,500 for 2001 and $10,500 for 2000.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           December 31, 2001 and 2000

              Effective January 1, 1990, CVS made additional matching contributions to participants' accounts. The amount of such contributions was determined as follows: (1) for a participant who had completed at least three years of credited service, CVS' matching contribution was 50% of the participant's elective deferrals, limited to elective deferrals of up to 4% of the participant's salary, or (2) for a participant who had completed less than three years of credited service, CVS' contribution was 25% of the participant's elective deferrals, limited to elective deferrals of up to 4% of the participant's salary.

              Effective April 1, 2000, the Plan has amended the matching contribution to 50% of the first 5% of pre-tax compensation contributed. The match is paid in cash to the Plan account on a monthly basis.

       (d)    Investment Options

              Upon enrollment in the Plan or at select intervals thereafter, a participant may elect to direct contributions or investment balances within the investments listed below. The following is a brief explanation of each fund's investment objectives:

              Core Equity Fund (Vanguard Index 500 Portfolio Fund)

              This fund's objective is to replicate the total return of the Standard and Poor's 500 Index, which represents about 75% of the U.S. stock market value.

              Diversified Bond (PIMCO Total Return Admin Fund)

              This fund is a core bond fund that seeks to outperform the Lehman Brothers Aggregate Bond Index on a consistent basis while maintaining an overall risk similar to the Index.

              International Equity Fund (Templeton International Fund)

              This fund's investment objective is long-term capital growth through participation in stock markets outside the U.S. The fund invests primarily in the common stock of companies based in more developed countries, but may also include investments in developing countries.

              Small Cap Growth Fund (Invesco Small Company Growth Fund)

              This fund seeks long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           December 31, 2001 and 2000

              Global Equity (Janus Worldwide Fund)

              This fund seeks long-term growth of capital by investing in a diversified portfolio of foreign and domestic companies. The fund tries to outperform the Morgan Stanley Capital International
              (MSCI) World Index, which measures the performance of U.S. and international stock markets.

              Small Cap Value (Galaxy Small Cap Value Fund)

              This fund seeks long-term growth by investing primarily in stocks of small to medium-sized companies that are believed to either offer superior earnings growth or appear to be undervalued. This fund is benchmarked by the Russell 2000 Index.

              Growth and Income Fund (J & W Seligman Large Cap Value Fund)

              This fund seeks long-term capital growth and dividend income by investing primarily in the common stock of U.S. based, well established medium to large size companies.

              Large Cap Growth Fund (Columbus Circle Core Equity Fund)

              This investment objective is long-term capital growth. The fund invests primarily in the common stock of established large companies that are based in the U.S. Companies are typically in industry sectors that are growing faster than the broad stock market.

              Lifestyle Conservative Fund (various managers)

              This fund is for people who will need access to their money in less than five years. Approximately 70% of the fund is invested in fixed-income or low-risk investments. The remaining 30% is invested in stock-oriented mutual funds or moderate-risk investments.

              Lifestyle Moderate Fund (various managers)

              This fund is for less conservative investors who can keep their money invested for at least five years. Because stocks make up approximately 60% of the fund's mix, the fund has more exposure to the fluctuations in the stock market than the Conservative fund. The remaining 40% is invested in bonds.

              Lifestyle Aggressive Fund (various managers)

              This fund is for those individuals who can keep their money invested for at least ten years or those who are willing to accept a greater level of risk in return for greater possible reward. Therefore, 80% of the fund is invested in stocks and the remaining 20% is invested in fixed-income securities.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           December 31, 2001 and 2000

              CVS Corporation Common Stock Fund

              This fund was established as a result of the transfer of assets from the Revco D.S., Inc. 401K Plan during 1997. The Plan may, at the discretion of the Plan Committee, offer a company stock fund as one of the available investment funds for employee and employer contributions. The fund holds CVS common stock.

              GIC Fund (managed by State Street Bank & Trust Co.)

              This fund seeks to preserve capital, while generating a steady rate of return higher than money market funds. The fund's investments consist of highly-rated insurance company and bank investment contracts.

       (e)    Vesting

              Participants become fully vested in their accounts upon the completion of five years of credited service. Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a nonforfeitable right to, (1) their accounts upon death or disability, and (2) any elective deferrals described in note l(c).

       (f)    Payment of Benefits

              Upon termination of service, the Administrator directs the Trustee to pay participants their benefits in an immediate lump-sum or a deferred lump-sum, if certain criteria are met.

       (g)    Forfeitures

              Upon participants' termination date, the unvested portion of their accounts are forfeited. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant's account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (1) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (2) to pay administrative expenses of the Plan; or (3) to reduce future matching and employer contributions. If forfeitures for any year are insufficient to restore the required forfeitures, CVS contributes the balance required for that purpose. Forfeitures for 2001 and 2000 were approximately $2,426,816 and $2,944,956, respectively. Forfeitures restored to participants upon resumption of employment for 2001 and 2000 were approximately $122,141 and $87,327, respectively.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (c)    Benefits Paid

              Benefits are recorded when paid.

       (d)    Investments

              The valuation of the investments held at December 31, 2001 and 2000, is based on the fair value of the underlying funds as determined by the Trustee, except for the investment contracts which are valued at contract value with an insurance company. The value fluctuates in response to various factors including, but not limited to, the price of the shares in the underlying funds, dividends paid, earnings and losses, and the mix of assets in the respective fund. The fair value for the Guaranteed Insurance Contracts at December 31, 2001 is $214,672,747. The average yield for 2001 was 6.36%.

       (e)    New Accounting Pronouncements

              In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

              SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. The impact of SFAS No. 133 is not material to the Plan financial statements.

 (3)   Loans to Participants

       Under the terms of the Plan, participants may obtain bona fide loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000 less their highest outstanding loan balance during the previous twelve months.

       The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a home purchase loan.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(4)    Investment Policy

       At December 31, 2001 and 2000, most of the Plan's assets were allocated among the investment options discussed in note 1(d) based on employees' elections. The investment options are administered by independent investment managers. Employee asset allocations that are awaiting processing are temporarily invested in commingled funds held by a bank-administered trust fund. These commingled funds are also used to account for and administer participants' loans. The loan repayments and interest earned are allocated to each of the investment funds based upon the participants' contribution election percentages.

       Net unrealized appreciation (depreciation) represents the net difference between the fair value of the investment and its historical cost basis if purchased during the plan year or the change in its fair value during the plan year. During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) experienced net appreciation (depreciation) as follows:

                                                  2001                                        2000
                                -----------------------------------------   -----------------------------------------
                                     Realized             Unrealized            Realized              Unrealized
                                -------------------   -------------------   ------------------    -------------------
      Mutual Funds           $       (21,767,039)         (124,142,192)           42,145,527           (15,139,872)

       The following represents total investments segregated by investment type. Investments that represent 5% or more of the fair value of the Plan's assets are marked by an asterisk(*).

                                                                                        2001                   2000
                                                                                 --------------------   --------------------
      Mutual Funds:
          Vanguard Index Trust 500 Portfolio Fund                             $       174,313,105*           192,762,764*
          PIMCO Total Return Admin Fund                                                78,622,760*            46,642,010
          Templeton International Fund                                                 45,857,937             44,346,304
          Invesco Small Company Growth Fund                                            15,194,070              9,467,967
          Janus Worldwide Fund                                                         43,217,252             60,636,400*
          Galaxy Small Cap Value Fund                                                  86,826,351*            52,795,467
          J & W Seligman Large Cap Value Fund                                         124,884,350*           147,163,424*
          Columbus Circle Core Equity Fund                                            159,864,139*           229,052,514*
          CVS Corporation Common Stock Fund                                            44,305,793             76,108,952*
          Commingled Fund                                                                 363,059                324,179
                                                                                 --------------------   --------------------

                                                                                      773,448,816            859,299,981

      Loans to participants                                                            36,764,062             33,888,185

      Guaranteed Insurance Contracts                                                  205,877,671*           176,656,187*
                                                                                 --------------------   --------------------

                                                                              $     1,016,090,549          1,069,844,353
                                                                                 ====================   ====================

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                          Notes to Financial Statements

                           December 31, 2001 and 2000

 (5)   Plan Termination

       Although it has not expressed any intent to do so, CVS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If CVS terminated the Plan, all participants in the Plan would become fully vested.

(6)    Federal Income Taxes

       The Plan is qualified pursuant to Section 401(a) of the Code, and the trust established under the Plan to hold the Plan's assets is exempt from Federal income taxes pursuant to Section 501(a) of the Code; accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan's sponsor believes that the Plan, as amended, continues to qualify and operate as designed.

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2001

                Par value/                     Identity
                 number of                       Of                                                                     Current
      Fund        shares                        issue                              Description            Cost           value
--------------------------- ----------------------------------------------- -------------------------- ------------   --------------
Loans to
participants      36,764,062 Loans to participants*                         Prime plus 1% at loan
                                                                            request date               $        --    $   36,764,062
                                                                                                                       -------------
 Commingled          358,562 Bank of New York*                              Collective      Short-Term
                                                                            Investment

                                                                             Fund Non-Discretionary        358,562           358,562
                         198 AT&T Corp Com                                  Common Stock                        --             3,592
                          63 AT&T Wireless Svsc Inc.                        Common Stock                        --               905
                                                                                                                       -------------
         Commingled Subtotal                                                                                                 363,059
                                                                                                                       -------------

 Lifestyle           507,663 Vanguard Institutional Index Trust 500         Mutual Fund
 Conservative                Portfolio Fund                                                              5,716,539         5,324,494
                     718,339 PIMCO Total Return Admin Fund                  Mutual Fund                  7,476,651         7,513,830
                                                                            Various GICs held at
                  13,178,596 State Street Bank                              State Street;

                                                                             due 9/15/05                13,178,596        13,178,596
                                                                                                                       -------------
       Lifestyle Conservative
                     Subtotal                                                                                             26,016,920
                                                                                                                       -------------

 Lifestyle            94,486 Vanguard Institutional Index Trust 500         Mutual Fund                 10,725,843         9,910,592
 Moderate                    Portfolio Fund
                   2,164,208 PIMCO Total Return Admin Fund                  Mutual Fund                 22,426,234        22,637,614
                     727,502 Templeton International Fund                   Mutual Fund                  7,024,169         6,729,398
                     539,166 Galaxy Small Cap Value Fund                    Mutual Fund                  7,339,564         7,823,302
                   7,335,845 State Street Bank                              Various  GIC held at State
                                                                            Street; due 9/15/05          7,335,845         7,335,845
                                                                                                                       -------------
          Lifestyle Moderate
                    Subtotal                                                                                              54,436,751
                                                                                                                       -------------

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                                December 31, 2001

                          Par value/                 Identity
                          number of                     of                                                         Current
           Fund             shares                    issue                        Description         Cost         value
------------------------- ----------  ---------------------------------------      -----------    ------------- -------------
Lifestyle Aggressive          67,299  Vanguard Institutional Index Trust 500
                                      Portfolio Fund                               Mutual Fund    $   7,581,469    7,059,042
                           1,526,591  PIMCO Funds Return Admin Fund                Mutual Fund       15,769,666   15,968,140
                           1,152,147  Templeton International Fund                 Mutual Fund       11,180,689   10,657,356
                           1,713,596  Galaxy Small Cap Value Fund                  Mutual Fund       23,390,247   24,864,281
                                                                                                                 ------------
      Lifestyle Aggressive Subtotal                                                                               58,548,819
                                                                                                                 ------------

International Equity Fund  3,077,966  Templeton International Fund                 Mutual Fund       29,847,385   28,471,183
                                                                                                                 ------------

Core Equity Fund           1,449,318  Vanguard Institutional Index Trust 500
                                      Portfolio Fund                               Mutual Fund      162,401,905  152,018,975
                                                                                                                 ------------

Growth & Income Fund       8,922,418  J & W Seligman Large Cap Value               Mutual Fund      116,715,997  124,884,350
                                                                                                                 ------------

Large Cap Growth Fund     13,026,547  Columbus Circle Core Equity Fund             Mutual Fund      146,709,153  159,864,139
                                                                                                                 ------------

Small Cap Growth Fund      1,251,571  Invesco Small Company Growth Fund            Mutual Fund       17,523,935   15,194,070
                                                                                                                 ------------

Diversified Bond Fund      3,107,378  PIMCO Total Return Admin Fund                Mutual Fund       32,919,479   32,503,177
                                                                                                                 ------------

Small Cap Value Fund       3,731,135  Galaxy Small Cap Value Fund                  Mutual Fund       52,709,471   54,138,769
                                                                                                                 ------------

Global Equity Fund           985,795  Janus Worldwide Fund                         Mutual Fund       64,943,559   43,217,252
                                                                                                                 ------------

Investment Contract Fund 185,363,230  State Street Bank                          Various GICs held
                                                                                 at State Street
                                                                                      due;
                                                                                    09/15/05        185,363,230  185,363,230
                                                                                                                -------------

                   401K PROFIT SHARING PLAN OF CVS CORPORATION

                                December 31, 2001

                     Par value/               Identity
                     number of                   of                                                     Current
       Fund           shares                   issue                    Description        Cost          value
------------------- ----------- ------------------------------------ ------------------ ----------  ---------------

CVS Stock Fund        1,436,784 CVS Corporation Common Stock Fund*   Common Stock       28,760,055       42,528,806
                      1,776,987 Bank of New York*                    Collective short
                                                                     term investment
                                                                     fund non-
                                                                     discretionary       1,776,987        1,776,987
                                                                                                      -------------
                                                                                                         44,305,793
                                                                                                      -------------

                                                                                                    $ 1,016,090,549
                                                                                                      =============

*Party-in-interest

See accompanying independent auditor's report.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             401(K) PROFIT SHARING PLAN OF CVS
                                             CORPORATION

Date: June 28, 2002                          By: /s/ David B. Rickard
                                                 --------------------
                                                 David B. Rickard
                                                 Executive Vice President, Chief
                                                 Financial Officer and Chief
                                                 Administrative Officer

                                  EXHIBIT INDEX

Exhibit    Description
-------    -----------

23         Consent of Independent Accounts